

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Efraim Grinberg
Chief Executive Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652-3556

      Re: Movado Group, Inc.
            Form 10-K for the Fiscal Year Ended January 31, 2017
            Filed March 20, 2017
            File No. 1-16497

Dear Mr. Grinberg:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ William H. Thompson

                       William H. Thompson
                       Accounting Branch Chief
                       Office of Consumer Products

cc: Sallie A. DeMarsilis, Chief Financial Officer